UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO.___ )*

Republic Airways Holdings Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

760276105
(CUSIP Number)

June 3, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Indian Creek Master Fund Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             2,548,627

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             2,548,627

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,548,627

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             5.3%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             IC Offshore Manager LLC

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             2,548,627

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             2,548,627

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,548,627

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             5.3%

12.     TYPE OF REPORTING PERSON*

             OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Gary Siegler

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             2,548,627

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             2,548,627

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,548,627

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             5.3%

12.     TYPE OF REPORTING PERSON*

             IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).      NAME OF ISSUER:

Republic Airways Holdings Inc. (the "Issuer")

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                8909 Purdue Road, Suite 300
Indianapolis, Indiana 46268

ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	Indian Creek Master Fund Ltd. (the “Fund”),
•	IC Offshore Manager LLC (the “Manager”), and
•	Gary Siegler (“Mr. Siegler”).

The Manager is the investment manager of the Fund.  Mr. Siegler is the controlling person of the Manager.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                The principal business address for each of the Manager and Mr. Siegler is Indian Creek Asset Management, 1170 Kane Concourse, Suite 301, Bay Harbor Islands, Florida 33154.

The principal business address of the Fund is c/o Maples Corporate Services Limited, P.O. Box 309 Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, KY1-1101.

ITEM 2(c).      CITIZENSHIP:

The Fund is an exempted company formed under the laws of the Cayman Islands.

The Manager is a limited liability company formed under the laws of the State of Delaware.

Mr. Siegler is a citizen of the United States.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

       Common Stock, $.001 par value (the “Common Stock”)

ITEM 2(e).      CUSIP NUMBER:

760276105

ITEM 3.         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
                       13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)     [ ]     Broker or dealer registered under Section 15 of the Exchange Act.

        (b)     [ ]     Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c)     [ ]     Insurance company defined in Section 3(a)(19) of the Exchange Act.

        (d)     [ ]     Investment company registered under Section 8 of the Investment Company Act.

        (e)     [ ]     An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

        (f)      [ ]     An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

        (g)     [ ]     A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

        (h)     [ ]     A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

        (i)      [ ]     A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the  Investment Company Act;

        (j)      [ ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

   If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

The Fund beneficially owns 2,548,627 shares of Common Stock, consisting of: (i) 2,048,627 shares of Common Stock, and (ii) options exercisable for 500,000 shares of Common Stock.

The Manager, as the investment manager of the Fund, is deemed to beneficially own the shares of Common Stock owned by the Fund.

Mr. Siegler, as the managing member of the Manager, is deemed to beneficially own the 2,548,627 shares of Common Stock beneficially owned by the Manager.

Collectively, the Reporting Persons beneficially own 2,548,627 shares of Common Stock.

(b)	Percent of Class:

The 2,548,627 shares of Common Stock beneficially owned by the Fund represent 5.3% of all the outstanding shares of Common Stock.

The 2,548,627 shares of Common Stock beneficially owned by each of the Manager and Mr. Siegler represent 5.3% of all the outstanding shares of Common Stock.

Collectively, the Reporting Persons beneficially own 2,548,627 shares of Common Stock representing 5.3% of all the outstanding shares of Common Stock.

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

The Fund, the Manager and Mr. Siegler have shared power to vote or direct the vote of the 2,548,627 shares of Common Stock beneficially owned by the Fund.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

The Fund, the Manager and Mr. Siegler have the shared power to dispose or to direct the disposition of 2,548,627 shares of Common Stock beneficially owned by the Fund.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

   Not applicable.

ITEM 7.         IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                      ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                      COMPANY.

              Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               See Item 2(a) in lieu of an Exhibit.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

                Not applicable.

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  June 10, 2011
INDIAN CREEK MASTER FUND LTD.
By:       IC Offshore Manager LLC,
  as Investment Manager

By:   Siegler IC Two LLC,
  as Managing Member

By:  /s/ Gary Siegler
             Gary Siegler, Managing Member

IC OFFSHORE MANAGER LLC
By:       Siegler IC Two LLC,
  as Managing Member

By:  /s/ Gary Siegler
             Gary Siegler, Managing Member

/s/ Gary Siegler
     Gary Siegler

                                       EXHIBIT A
                       JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Republic Airways Holdings Inc. dated as of June 10, 2011 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  June 10, 2011
INDIAN CREEK MASTER FUND LTD.
By:       IC Offshore Manager LLC,
  as Investment Manager

By:   Siegler IC Two LLC,
  as Managing Member

By:  /s/ Gary Siegler
             Gary Siegler, Managing Member

IC OFFSHORE MANAGER LLC
By:       Siegler IC Two LLC,
  as Managing Member

By:  /s/ Gary Siegler
             Gary Siegler, Managing Member

/s/ Gary Siegler
     Gary Siegler